As filed with the Securities and Exchange Commission on July 16, 2012

File No. 812-13942

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Third Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act

In the Matter of

NGAM Advisors, L.P.

Natixis ETF Trust

NGAM Distribution, L.P.

399 Boylston Street

Boston, MA 02116-9848

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Coleen Downs Dinneen, Esq. c/o NGAM Advisors, L.P. 399 Boylston Street Boston, MA 02116	W. John McGuire, Esq. Michael Berenson, Esq. Bingham McCutchen LLP 2020 K Street NW Washington, D.C. 20006

Page 1 of 57 sequentially numbered pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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:
In the Matter of:	:
	:	Third Amended and Restated Application for an Order under Section 6(c) of the
NGAM Advisors, L.P.	:	Investment Company Act of 1940
Natixis ETF Trust	:	(the “Act”) for an exemption from
NGAM Distribution, L.P.	:	Sections 2(a)(32), 5(a)(1), 22(d) and
399 Boylston Street	:	22(e) of the Act and Rule 22c-1 under
Boston, MA 02116-9848	:	the Act and under Sections 6(c) and 17(b)
	:	of the Act for an exemption from
	:	Sections 17(a)(1) and 17(a)(2) of the Act
File No. 812-13942	:
:
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I.         SUMMARY OF APPLICATION

A.	Request for Order

In this third amended and restated application (“Application”) originally filed on August 15, 2011 and previously amended on February 8, 2012 and April 20, 2012, NGAM Advisors, L.P., (formerly known as Natixis Asset Management Advisors, L.P.)(the “Adviser”), Natixis ETF Trust (the “Trust”) and NGAM Distribution, L.P., (formerly known as Natixis Distributors, L.P.) (“Distributor” and, collectively with the Adviser and the Trust, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). The requested Order would permit, among other things, (a) certain series of an open-end management investment company advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (each a “Fund” and collectively, the “Funds”) to be redeemable in large aggregations only (“Creation Unit Aggregations”); (b) the open-end management investment company shares (“Shares” or “Fund Shares”) to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the New York Stock Exchange Arca (“NYSE Arca”) at negotiated market prices rather than at net asset value per share (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment company’s exchange-traded Shares (referred to as the “ETF Relief”).1

The Applicants believe that the requested ETF Relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and (b) with respect to the ETF Relief, (i) the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transactions are consistent with the policy of each Fund, as recited in its registration statement and reports filed under the Act, (iii) the proposed transactions are consistent with the general purposes of the Act.

The Relief requested in this Application relates to a Fund (the “Initial Fund”), the US Minimum Variance ETF identified in Exhibit A to this Application, whose performance will correspond generally to the price and yield performance of the Ossiam US Minimum Variance

[1]	Open end investment companies and unit investment trusts that trade on an Exchange are often referred to as exchange-traded funds (“ETFs”).

Net Return Index. In the future, the Adviser intends to create additional series that are not yet described or identified in Exhibit A (“Future Funds” and, together with the Initial Fund, included in the term “Funds”). Each Future Fund will be advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (any such entity is included in the term “Adviser”).

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act of the U.S. Securities and Exchange Commission (the “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The requested Relief is very similar to the relief granted by the Commission to other open-end management investment companies including: Wisdom Tree Trust, the Select Sector SPDR Trust and the iShares Trust,2 (collectively, the “Management Companies”) pursuant to their respective applications for exemptive relief (“Prior Management Company Orders”).

The relief requested herein is also substantially similar to that granted by the Commission to certain UITs: the BLDRS Index Funds Trust (“BLDRS”), Nasdaq-100 Trust, Series 1 (“QQQQs”), Diamonds Trust (“DIAMONDS”), and MidCap SPDR Trust, Series 1 (“MidCap SPDRs”), the SPDR Trust, Series I, a unit investment trust (“SPDR Trust”).3 The Prior UIT

2 WisdomTree Investments, et al., Investment Company Act Release No. 27391 (June 12, 2006) and as subsequently amended (the “WisdomTree Order”); Barclays Global Fund Advisor, Investment Company Act Release No. 24451 (May 12, 2000) and as subsequently amended (the “iShares Order”); Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998) and as subsequently amended (the “Select Sector SPDRs Order”).

3 In the Matter of BLDRS Index Fund Trust, et al., Investment Company Act Release Nos. 27768 (March 21, 2007) and 25797 (November 8, 2002) (the “BLDRS Orders”); In the Matter of the Nasdaq-100 Trust, et al. Investment Company Act Release No. (23702, February 22, 1999) (the “Nasdaq-100 Trust Order”); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997) (the “Diamonds Order”); and In the Matter of MidCap SPDR Trust, Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); and In the Matter of SPDR Trust Series 1, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”); (The term “Prior UIT Orders” is used herein when referring to the four aforementioned orders).

Orders and the Prior Management Company Orders are collectively referred to herein as the “Prior Orders.” The Management Companies and the UITs are collectively referred to herein as the “Prior ETFs.”

II.         BACKGROUND

A.	The Trust

The Trust is a Massachusetts business trust and will be registered under the Act as an open-end management investment company. It is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A to be filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”)(“Registration Statement”). The Trust will create new Funds, each of which will operate pursuant to the terms and conditions stated in the Application. Each Fund will consist of a portfolio of securities (“Portfolio Securities”) selected to correspond generally to the price and yield performance of a specified index (each securities index is an “Underlying Index” or “Index”). The Applicants request that any order issued apply to any Future Fund, or any series of a registered open-end management investment company registered under the Act which operates pursuant to the terms and conditions stated in this Application and is advised by an Adviser.

The Initial Fund will be a domestic fund based on the Ossiam US Minimum Variance Net Return Index which is comprised solely of securities within the meaning of the Act. Future Funds may be based on Indices that only contain global equity securities (“Global Equities”) and Indices that only contain global fixed income securities (“Global Fixed Income”) (collectively, any Future Fund based on a Global Fixed Income Index or Global Equity Index are the “Global Funds”). Other Future Funds may be based on (i) Indices that only contain domestic equity securities (“Domestic Equity”), (ii) Indices that only contain domestic fixed income securities (“Domestic Fixed Income”) , or (iii) Indices containing a blend of domestic equity and fixed income securities (“Blended Domestic,” collectively Blended Domestic, Domestic Equity and Domestic Fixed Income Funds, are the “Domestic Funds”); (iv) Indices that only contain international equity securities (“International Equity”), (v) Indices that only contain international fixed income securities (“International Fixed Income”), or (vi) Indices containing a blend of International Equity and International Fixed Income securities (“Blended International,” collectively Blended International, International Equity and International Fixed Income Funds, are the “International Funds”). Collectively, the Blended Domestic Funds, Blended International Funds and a combination of Blended Domestic and Blended International Funds (“Blended Global Funds”) are the “Blended Funds,” as further described herein.4 All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).5 Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the relevant Index provider, any entity that creates, compiles, sponsors, or maintains an Underlying Index, (“Index Provider”) or pursuant to a sub-licensing arrangement with the Adviser, which will enter into a licensing agreement with the relevant Index Provider. An Index Provider will not provide recommendations to a Fund

4 For purposes of this Application, the Component Securities, as defined below, of Indices used for Domestic Funds are those that principally trade in the U.S. The Component Securities of Indices used for International Funds will principally trade in a market other than the U.S. Finally, certain of the Component Securities of Indices used for Global Funds will trade in the U.S. while other Component Securities will trade in a market other than the U.S.

5 The Trust reserves the right to create Funds which will not operate as RICs.

regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of securities in the index (the constituent securities of an Index are referred to as “Component Securities”), the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

B.	The Adviser

An Adviser will be the investment adviser to the Funds. NGAM Advisors, L.P.is a Delaware corporation with its principal office in Boston, Massachusetts. Each Adviser is or will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser may enter into sub-advisory agreements with investment advisers to act as subadvisers with respect to the Trust and any Fund, if warranted. Any subadviser to the Trust or a Fund will be registered under the Advisers Act or exempt from registration as an investment adviser. (each a “Subadviser” and, collectively, the “Subadvisers”).

The Adviser, subject to the oversight and authority of the board of trustees of the Trust (the “Board”)6, will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund. If the Adviser engages a Subadviser, the Adviser will develop the overall investment program for each Fund and oversee the Subadviser’s activities. The Subadviser’s role will be the same, regardless of whether a Fund uses a replication or representative sampling strategy, as discussed herein.

6 The term “Board” includes the board of directors or trustees of an Future Fund.

C.	The Underlying Index

The Underlying Index for the Initial Fund is described in Exhibit A. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Adviser, a Subadviser, or a Distributor (as defined below). The Adviser will obtain any necessary licensing arrangements with the Index Provider to offer the Fund Shares. To the extent such licensing arrangements are legally required, they have already been entered into or will be in effect at the time secondary market trading of such Fund Shares commences. The Adviser will provide any licenses without charge to the Funds. The Index Provider for the Initial Fund will be Standard & Poor’s Financial Services LLC.

D.	The Distributor

Natixis, a broker-dealer registered under the Exchange Act and an affiliate of the Adviser, or, in the future, another broker-dealer registered under the Exchange Act will act as the distributor and principal underwriter of the Creation Unit Aggregations of Shares (the “Distributor”). The Distributor will distribute Shares on an agency basis. (See Section III.B. below for a discussion of the Distributor’s role and duties.) No Distributor will be affiliated with any Exchange or any Index Provider. The Distributor will comply with the terms and conditions of the Application, to the extent applicable.

III.        APPLICANTS’ PROPOSAL

A.	Operation of the Funds

1.        Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of a Fund, as defined below, will have one vote per Fund Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Massachusetts business trust law. Fund Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. Beneficial Owners of Fund Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws. No Beneficial Owner shall have the right to receive a certificate representing Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of Depository and the DTC Participants.

2.        Investment Objectives

The investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Subadviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. Using the sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees or expenses.

At least 80% of each Fund’s total assets will be invested in Component Securities of its respective Underlying Index, or in the case of Domestic Fixed Income Funds and Blended Domestic Funds, in Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Global Funds and International Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities. Each Fund may also invest the remaining 20% of its total assets in securities not included in its Underlying Index (the “20% asset basket”). For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser or Subadviser for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Subadviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in options and futures transactions, swaps, and other derivative transactions, as well as cash and cash equivalents, foreign currency transactions, and other investment companies7 all in accordance with the requirements of the Act and rules promulgated thereunder.

3.        Listing and Trading

The Trust intends to submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Unit Aggregations of Shares. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange

7 Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. For purposes of complying with Section 12(d) of the 1940 Act, a Fund will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3. In addition, a Fund may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained relief from Section 12(d)(1).

Such investments would be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Instruments, as defined below, contributed to a Fund through the in-kind purchase of one or more Creation Unit Aggregations. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities. Further, in some circumstances, an ETF may itself be a component of the Underlying Index.

However, no Fund that invests in securities of other investment companies or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission for short term cash management purposes, may rely on relief the Adviser may receive from Section 12(d)(1) to sell Shares to other investment companies in excess of the limits in Section 12(d)(1)(A) and (B) of the Act.

will be traded in a manner similar to SPDRs, MidCap SPDRs, DIAMONDS, and iShares and it is expected that one or more Exchange member firms will be designated to act as a specialist or market maker and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.8 No Exchange Specialist for Shares of any Fund will be an affiliated person of the Fund, except under Section 2(a)(3)(A) of the Act solely due to ownership of shares.

B.	Purchases and Redemptions of Fund Shares and Creation Unit Aggregations

The Trust will offer, issue and sell Fund Shares of each Fund to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each Business Day, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act and on days not required under Section 22(e) of the Act. The Trust will sell and redeem Creation Unit Aggregations of each Fund only on a Business Day. Applicants anticipate that the price of a Fund Share will range from $20 to $200, and that the price of one Creation Unit Aggregation will range from $1,000,000 to $10,000,000.

Fund Shares will be listed and traded on an Exchange in the same manner as other equity securities. The price of Fund Shares trading on an Exchange will based on a current bid-offer market. No secondary sales will be made to brokers at a concession by the Distributor or by a Fund. Purchases and sales of Fund Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Fund Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced

8 Each specialist or market maker designated as such for a particular Fund listed on an Exchange is referred to as the “Exchange Specialist.”

and sold after initial issuance. This also is the method employed by QQQQs, SPDRs and iShares, whose individual securities all trade in the secondary market. Applicants have been informed that QQQQs, SPDRs, and iShares have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that Fund Shares similarly do not trade at a material premium or discount in relation to NAV.

1.        Purchase and Redemption of Creation Unit Aggregations

a. General

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Unit Aggregations and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Unit Aggregations by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).9

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as

[9]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions)10, except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[11]

(c)	TBA Transactions, derivatives and other positions that cannot be transferred in kind[12] will be excluded from the Deposit Instruments and the Redemption Instruments.[13]

(d)	to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;[14] or

(e)	for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

[10]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[11]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12]	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[13]	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

[14]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

If there is a difference between the net asset value attributable to a Creation Unit Aggregation and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit Aggregation, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Unit Aggregations may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Cash Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[15]

(d)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as

[15]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and International Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)	if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit Aggregations, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[16]

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.17 The list of Deposit Instruments and Redemption Instruments will apply until a

[16]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[17]	If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed a participant agreement with the Distributor. Investors may obtain a list of Authorized Participants from the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.     NSCC Clearing Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Unit Aggregations will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below.18 For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Unit Aggregations will depend on the nature of the security, consistent with the processes discussed below.

For Domestic Equity Funds, the enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities, such as Domestic Equity Fund Shares. The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two

18 Settlement and clearing of foreign equity securities presently cannot be made using either the NSCC Clearing Process or the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).

parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Unit Aggregations.

For Global Funds and International Equity Funds, the purchase of a Creation Unit Aggregation will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian, as defined below. The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and any cash as determined under the procedures described above in section III.B.1.a. Deposit Instruments must be delivered to the accounts maintained at the applicable subcustodians. The subcustodians will confirm to the Custodian that the required securities have been delivered, and the Custodian will notify the Adviser and Distributor. The Distributor will then furnish the purchaser with a confirmation and the Fund’s prospectus (“Prospectus”).

Except as described below, Fund Shares and Deposit Instruments of the Domestic and International Fixed Income Funds will clear and settle in the same manner as the Fund Shares and Deposit Instruments of the Global, Domestic Equity and International Equity Funds. The Fixed Income Fund Shares and Deposit Instruments will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.19

19 See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Fund Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Fund Shares only upon validation that such securities have settled correctly. The settlement of Fund Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Global, Domestic and International Fixed Income Fund. Applicants do not believe the issuance and settlement of Creation Unit Aggregations in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Domestic and International Fixed Income Fund Shares.

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Unit Aggregations. For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c.         Transaction Fees

The Transaction Fees will be borne only by purchasers and redeemers of Creation Unit Aggregations and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when investors purchase or redeem Creation Unit Aggregations.20 The purpose of the Transaction Fee

20 In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Unit Aggregations.21 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities. Variations in the Transaction Fee may be imposed from time to time.

d.        Timing and Transmission of Purchase Orders

All orders to purchase Creation Unit Aggregations, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders and will maintain a record of the instructions given to a Fund to implement delivery of its Shares.

A Creation Unit Aggregation of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and the payment of any cash portion of the purchase price have been completed. Notwithstanding the foregoing, to the extent contemplated by the agreement between the Distributor and an Authorized Participant (a “Participant Agreement”),

21 Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

2.         Payment for Creation Unit Aggregations22

a.         Domestic Funds

Creation Deposits23 placed using the DTC Process must be delivered through an Authorized Participant. Authorized Participants wishing to place an order creating Creation Unit Aggregations to be effected using the DTC Process must state that they are not using the NSCC Process and that the creation of Creation Unit Aggregations will instead be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit

[22]	Personnel of the Adviser and Subadviser, if any, who are responsible for the designation and dissemination of the Deposit Instruments or Redemption Instruments will be prohibited from communicating any changes in either basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been publicly disclosed. Also, in reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that the policies and procedures of the Subadviser are consistent with the foregoing. The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Subadviser, as required under Section 204A of the Advisers Act, will have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser or the Subadviser or any associated person. Any Subadviser to a Fund will be required to adopt and maintain a similar code of ethics and/or insider trading and similar policies and procedures.

[23]	A Creation Deposit consists of that Business Day’s Deposit Instruments and any applicable cash determined in accordance with the procedures described in section III.B.1.a.

Instruments through DTC to the account of the Fund by no later than 11:00 a.m. ET of the next Business Day immediately following such Transmittal Date. Any cash as determined under the procedures described above in section III.B.1.a. must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund no later than 2:00 p.m. ET on the next Business Day immediately following the Transmittal Date. An order to create Creation Unit Aggregations using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Instruments and the applicable cash in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of Creation Unit Aggregations purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

b.         Global Funds and International Funds

The purchase of a Creation Unit Aggregation of a Global Fund and International Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Instruments and any cash as determined under the procedures described above in section

III.B.1.a. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act.

Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

3.         Redemption

Just as Fund Shares can be purchased from a Fund only in Creation Unit Aggregations, such Fund Shares similarly may be redeemed only if tendered in Creation Unit Aggregations (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit Aggregation. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Therefore, all redemption requests received by the Funds prior to the NAV Calculation Time will receive the NAV determined immediately thereafter, whereas all redemption requests received by the Funds after the NAV Calculation Time will receive the NAV calculated on the immediately following Business Day.

In the case of a redemption request made through the DTC Process, such request must be preceded or accompanied by the requisite number of Fund Shares specified, which delivery must be made through DTC to the Fund no later than 11:00 a.m. ET on the next Business Day immediately following the Transmittal Date and all other procedures set forth in the Participant Agreement must be properly followed. When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Unit Aggregations from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying

Portfolio Securities from the Fund to the entity placing the redemption request. The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Fund Shares. Therefore, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security. Transmission of cash and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Unit Aggregations using the DTC Process will be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process.

The right to redeem Fund Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds and International Funds.

4.        Pricing of Shares

The price of Fund Shares will be based on a current bid/offer in the secondary market. The price of Fund Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Fund. Fund Shares, available for purchase or sale on an intra-day basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Fund Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Fund Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the information set forth in Section III.H below, will be key features of the Trust particularly attractive to certain types of investors. The pricing of Fund Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

The pricing of Fund Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by QQQQs, SPDRs and iShares, whose individual securities all trade in the secondary market. The Applicant has been informed that QQQQs, SPDRs, and iShares have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit

Aggregations at net asset value, which, Applicants believe, should ensure that Fund Shares similarly do not trade at a material premium or discount in relation to NAV.

C.	Depositary Receipts

Each Fund is subject to representations as to the percentage of its portfolio that will be invested in Component Securities of its Underlying Index. As discussed above, it is represented that each Fund will invest at least 80% of its total assets in Component Securities. Although each Fund seeks to reserve the ability to invest in Depositary Receipts representing Component Securities, it is not anticipated that any of the Funds will invest a significant portion of its assets in Depositary Receipts. Applicants intend that any Global Fund and International Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in a Global Fund’s and International Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.24 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

D.	Applicability to Future Funds

The Applicants have identified in Exhibit A to this Application the Underlying Index on which the Initial Fund is to be based and for which the Relief is requested. In the future, the

24 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

Trust may offer Shares of Future Funds that seek to match the performance of other Underlying Indices. The requested Order would permit the introduction of Funds that (1) are advised by an Adviser; (2) track Underlying Indices that are created, compiled, sponsored and maintained by a nonaffiliated person of the Adviser, the Distributor, the Trust or any Subadviser; and (3) comply with the respective terms and conditions of the Order.25

Each Fund will always have a fixed number of Fund Shares in a Creation Unit Aggregation.26 As discussed in Section III.A.3. above, Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.

E.	Likely Purchasers of Fund Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Fund Shares in Creation Unit Aggregations:

•

institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Fund Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Fund Shares on the Exchange versus the NAV of those Fund Shares;

25 Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act.

26 It is currently expected that a Creation Unit Aggregation will consist of 50,000 Shares with a $100 Share price for the Initial Fund as of the first day of trading on the Primary Listing Exchange, in which case the Creation Unit Aggregation value on such day would be $5,000,000.

•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations in connection with their market-making activities on an Exchange; and

•	institutional investors who purchase Creation Unit Aggregations and break them down into the constituent Fund Shares and sell those Fund Shares directly to individual investors.

Applicants expect that secondary market purchasers of Fund Shares will include both institutional and retail investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the Underlying Index.

F.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Unit Aggregations will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to brokers. It will be the responsibility of the brokers to provide a Prospectus for every secondary market purchase of Fund Shares.

G.	Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”

The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead any Fund will be marketed as an ETF. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “index-based exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Unit Aggregations only. This type of disclosure will be provided in the shareholder reports and investor educational materials issued or circulated in connection with the Shares. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

H.	Availability of Information Regarding Fund Shares and Underlying Indices

In addition to the information described above in section III.B.1.a., the following information will be disseminated: (i) continuously throughout the regular trading hours on the relevant Primary Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Primary Listing Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the estimated intra-day NAV of Fund Shares (which estimate will include the previous day’s Cash Amount and is expected to be accurate to within a few basis points).27 Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.28 The intra-day value of each Index, based on the market price of its Component Securities, will be disseminated every 15 seconds over the Consolidated Tape and may also be disseminated through organizations authorized by the Index Provider each Business Day.29

These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the regular trading hours through the Consolidated Tape, Consolidated Quote Association or by organizations authorized by the Index Provider. In addition, the Index Provider will disseminate, over the Consolidated Tape or these organizations, values for each

27 The Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan (the “UTP Plan”), which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Listing Exchanges (e.g., the NYSE Arca) are subject to the Consolidated Tape Association Plan (the “CTA Plan”). The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

28 The Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

29 Applicants intend that all Index values will be disseminated only during U.S. market hours. The values of the Indices used for Domestic Funds will be disseminated every 15 seconds each Business Day throughout regular U.S. market hours. As with Indices underlying existing international and global ETFs, the value of each Index used for International and Global Funds will be disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates.

Underlying Index once each trading day, based on closing prices of the securities in such Indices. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the website, accessible to all investors at no charge, will publish the current version of the Prospectus and the Statement of Additional Information (“SAI”), and the Underlying Index for each Fund. The website for the Funds, which is and will be publicly accessible at no charge, will contain, for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants also expect that the Primary Listing Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Fund Shares outstanding, estimated Cash Amount and total Cash Amount per Creation Unit Aggregation will be made available prior to the opening of the Primary Listing Exchange.

As discussed above, the closing prices of the Funds’ Deposit Instruments are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg L.P. (“Bloomberg”) or Reuters.

I.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients.

J.	Shareholder Transaction Expenses

No sales charges for purchases of Fund Shares of any Fund will be imposed. As indicated above in Section III.B.1.c., each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Unit Aggregations. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

K.	Shareholder Reports

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Fund Share, as well as an annual notification as to the tax status of the Funds’ distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Fund Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Fund Shares.

IV.     IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

1.     Relief Relating to the Funds’ ETF Structure

Applicants seek an Order from the Commission permitting (1) the Funds to issue Fund Shares that are redeemable in Creation Unit Aggregations only; (2) secondary market transactions in Fund Shares at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) redemption of Fund Shares beyond seven (7) calendar days in cases of certain International Funds which hold Portfolio Securities with a longer settlement period; and (4) certain affiliated persons of the Funds to Deposit Instruments into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; all as more fully set forth below.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Fund Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Fund Shares should provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Fund Shares, a low-cost market-basket security for small and medium-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; attract capital to the U.S. equity market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Shares of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Unit Aggregations of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Shares in Creation Unit Aggregations are sold and redeemed by the Trust at their NAV. The Deposit Instruments, the Redemption Instruments and the Cash Amount are based on a standard applicable to all and valued in the same manner in all cases. Deposit Instruments, Redemption Instruments, and the balancing cash amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and that of each Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in the WisdomTree Order, the iShares orders and the Select Sector SPDRS Order.

B.	Benefits of the Proposal

The Applicants understand that SPDRS, QQQQs and iShares, among other ETFs, have consistently traded at, or very close to, their respective NAVs during the period from January 29, 1993 through December 31, 2010. While past performance is no guarantee of future results, the Applicants believe that the close correspondence between the NAVs and market prices of SPDRs, QQQQs and iShares, is due to the unique feature of in-kind purchases and redemptions, which historically has facilitated price-correcting arbitrage activity. Given that the Funds’ structure will be virtually identical to these ETFs, the Applicants expect Fund Shares to trade at or close to NAV. Since each Fund intends to replicate its Underlying Index (unless the Board has determined that doing so would not be in the best interests of the Fund investors), the Applicants believe that there will be an extremely high correlation between the Underlying Indices and the Funds. The Applicants believe that this high correlation will tend to minimize tracking error.

C.	The Product Does Not Raise Concerns

1.        Structure and Operation of the Trust and its Funds Compared to Current ETFs

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Although Fund Shares are not yet listed on a Primary Listing Exchange30 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices not materially different from NAV and should reflect the value of each Fund’s portfolio.

2.        Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradeability, availability, certainty of purchase price and tax efficiencies. Equally of

[30]

If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due to ownership of Shares.

interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least, important benefit is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Fund, Deposit Instruments and Redemption Instruments as well as Cash Amounts. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and any Subadviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know how changes in each Underlying Index are determined and information about such changes will be made available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Subadviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an affiliate.

V.      REQUEST FOR EXEMPTIVE RELIEF

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Fund Shares is that its terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual Fund Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable Creation Unit Aggregation of a Fund can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met. In light of this possible analysis, Applicants request an order to permit the Trust to remain registered as an open-end management investment company and issue Fund Shares that are redeemable in Creation Unit Aggregations only as described herein. Although Fund Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Unit Aggregations, it is expected that the market price of an individual Fund Share will not vary materially from its NAV.

Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act. Owners of Fund Shares may purchase the requisite number of Fund Shares and tender the resulting Creation Unit Aggregation for redemption. Moreover, listing and trading on an Exchange will afford all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Unit Aggregations may always be purchased and redeemed at net asset value (less certain transactional expenses), the price of individual Fund Shares on the secondary market should not vary materially from the NAV. Also, each investor is entitled to purchase or redeem Creation Unit Aggregations rather than trade the individual Fund Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Fund Shares for accumulation into a Creation Unit Aggregation may outweigh the benefits of redemption.

Applicants believe that the Trust’s Fund Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust to permit the Trust to remain registered as an open-end investment company and issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and accordingly, Applicants hereby request that the Application for an order of exemption be granted.

B.     Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in .any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Fund Shares of each Fund will be listed on an Exchange and one or more Exchange Specialists will maintain a market for such Fund Shares. The Fund Shares will trade on and away from31 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of Fund Shares of a Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

31 Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Fund Shares through the facilities of such Exchange.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Fund Shares of each Fund on and away from the Exchange at prices based on a bid/offer market, rather than the NAV. Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

Applicants believe that none of these purposes will be thwarted by permitting Fund Shares to trade in the secondary market at negotiated prices. The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in Fund Shares. Secondary market transactions in Fund Shares would not cause dilution for owners of such Fund Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Fund Shares should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Because anyone may sell or acquire Fund Shares either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit Aggregation of such Fund Shares or by making the requisite Creation Deposit (subject to certain conditions), no dealer should have an advantage over any other dealer in the sale of such Fund Shares. Indeed, Applicants believe that the presence of an Exchange Specialist on an Exchange will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., the Exchange Specialist may be expected to effect trades to alleviate temporary disparities in supply and demand for Fund Shares). In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Fund Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough of individual Fund Shares of such Fund to constitute a Creation Unit Aggregation in order to redeem such Fund Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow. Applicants understand that, to date, SPDRs, QQQQs and iShares have consistently traded on Exchanges, at, or very close to, their respective NAVs. Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of SPDRs, QQQQs and iShares.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Fund

Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants hereby request that an order of exemption under section 6(c) be granted in respect of Section  22(d) and Rule 22c- 1.

C.     Exemption from the Provisions of Section 22(e)

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act up to a maximum of 14 calendar days to certain Global and International Funds under the circumstances described below.32

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Unit Aggregations of the Global and International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum

32 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Global Fund and International Fund customarily clear and settle, but in all cases no later than twelve (14) calendar days following the tender of a Creation Unit Aggregation. With respect to Future Funds based on a global or an international Underlying Index, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. Of course, it is possible that the proclamation of new or special holidays,33 the treatment by market participants of certain days as “informal holidays”34 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,34 could affect the information set forth herein at some time in the future. The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of 14 calendar days, will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in

33 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

34 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

34 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Global Fund and International Fund.

Except as disclosed in the Prospectus and/or SAI for the Global Funds and International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the International Funds relating to those countries or regions are expected to be made within seven (7) calendar days.

The Applicants propose that allowing redemption payments for Creation Unit Aggregations of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring up to 14 calendar days following a redemption request would adequately afford investor protection. The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities

(although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain Global Funds and International Funds). Applicants are not seeking relief from Section 22(e) for Global or International Funds that do not effect redemptions of Creation Unit Aggregation in kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in the WisdomTree Order and iShares Order. On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International and Global Funds.

D.     Exemption from the Provisions of Section 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons to effectuate purchases and redemptions in-kind. Unless the Commission, upon application pursuant to Section 17(b) of the Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal -- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Fund Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to other registered investment companies (or series thereof) managed by the Adviser, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit Aggregation (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption procedure with a Fund. The Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Fund Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Fund Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Fund Shares of a Fund in Creation Unit Aggregations. Both the deposit procedures for in-kind purchases of Creation Unit Aggregations and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers. Deposit Instruments, Redemption Instruments, and the balancing cash amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Deposit Instruments and

Redemption Instruments will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer. Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Fund Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Registration Statement.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its Underlying Index and, therefore, aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Fund Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid for received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.     Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

1.        As long as the Trust operates in reliance on the requested relief to permit ETF operations, Fund Shares will be listed on an Exchange.

2.        Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from a Fund and tender those Fund Shares for redemption to a Fund in Creation Unit Aggregations only.

3.        The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.         The requested relief to permit ETF operations will expire on the effective date, of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

VII.     NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

(202) 373-6799

Bingham McCutchen LLP

2020 K Street NW

Washington, D.C. 20006

VIII.    PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the application be directed to the persons and address printed on the application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. David Giunta is authorized to sign and file this document on behalf of the Adviser and Natixis pursuant to the general authority vested in him as President of NGAM Distribution Corp., the general partner of the Adviser and Natixis. Coleen Downs Dinneen, sole initial trustee of the Trust, is authorized to sign on behalf of the Trust.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the Act granting the Relief requested by this Application.

Dated: July 16, 2012

NGAM Advisors, L.P. and

NGAM Distribution, L.P.

By: NGAM Distribution Corp., general partner

By: /s/ David Giunta

Name: David Giunta

Title: President

Natixis ETF Trust

By: /s/ Coleen Downs Dinneen

Name: Coleen Downs Dinneen

Title: Sole Initial Trustee

Verifications

The undersigned states that he has duly executed the attached Amended Application dated July 16 , 2012 for and on behalf of NGAM Distribution Corp., as general partner of each of NGAM Advisors, L.P., and NGAM Distribution, L.P., that he is the President of such company; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:/s/ David Giunta

Name: David Giunta

Title:    President

The undersigned states that she has duly executed the attached Amended Application dated July 16, 2012 for and on behalf of Natixis ETF Trust; that she is the sole initial Trustee of the Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:/s/ Coleen Downs Dinneen

Name: Coleen Downs Dinneen

Title: Sole Initial Trustee

EXHIBIT A – DESCRIPTION OF INITIAL FUND AND ITS INDEX

The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Ossiam Minimum Variance Index Net Return (the “Index”).

The Ossiam US Minimum Variance Index reflects the performance of a dynamic selection of the 250 most liquid stocks from the S&P 500® Index (the “Base Index”) which tracks the performance of 500 leading companies in major industries in the United States of America.

Constituents of the Index will be weighted according to an optimization procedure. As such, sector and company exposures in the Index will differ from those of the Base Index.

The Index composition will be reconstituted on a monthly basis subject to certain provisions and composition restrictions. Only the 250 most liquid stocks (based on their recent average daily volumes on their respective primary exchange) are eligible for inclusion in the Index.

The optimization procedure uses statistical inputs such as estimates of the historical volatility of eligible stocks and their degree of correlation and seeks to minimize the expected volatility of the Index. The resulting Index composition must comply with the following constraints (at the time of reconstitution):

•	the Index must be fully invested,

•	the maximum exposure to a single stock shall not exceed 5% of the current value of the Index,

•	the maximum exposure to an industry sector shall not exceed 20% of the current value of the Index,

•	a proprietary method ensures that a significant number of stocks are included in the index

Transaction fees are deducted from the Index value when changes are made to the composition of the Index.

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